Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

October 20, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed September 30, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

Financial Statements, page F-1

1.	We note that when you updated your financial statements to provide interim financial statements for the fiscal quarter ended June 30, 2014, you eliminated your Consolidated Statements of Operations and Cash Flows for the audited period from September 11, 2013 (inception) through March 31, 2014. Please revise to include an audited Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) to March 31, 2014, in addition to the interim periods currently provided. Please refer to Rule 8-02 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised to include an audited Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) to March 31, 2014, in addition to the interim periods currently provided.

2.	We note that your financial statements as of and for the period ended June 30, 2014 are not covered by an auditor’s report. Accordingly, please revise to label the columns presented in your Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) through June 30, 2014 as unaudited. Please also label the balances as of June 30, 2014 presented in your Consolidated Statements of Changes in Stockholders’ Equity as unaudited.

Response: We hereby advise the Staff that we have revised our financial statements as of and for the period ended June 30, 2014 to label the columns presented in our Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) through June 30, 2014 as unaudited.

3.	Please revise your financial statements to ensure that you provide all of the notes to your audited financial statements as of March 31, 2014 and for the period from September 11, 2013 (inception) through March 31, 2014. The notes relating to the unaudited interim period as of and for the fiscal quarter ended June 30, 2014 should continue to be provided and should be clearly labeled as unaudited.

Response: We have revised to include all of the notes to our audited financial statements as of March 31, 2014, for the period from September 11, 2013 (inception) through March 31, 2014, and the unaudited interim period as of and for the fiscal quarter ended June 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

4.	We note your disclosure in the last paragraph on page 21 that at June 30, 2014 you had working capital of $6,943. However, it appears that you had a working capital deficit of $6,943 at June 30, 2014. Please revise or explain to us why you believe no revision is necessary.

Response: We have revised the disclosure to clearly indicate that we have a working capital deficit of $6,943 at June 30, 2014.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director